UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report dated January 4, 2015 regarding dismissal of economic administrative petition.

Item 1

January 4, 2015

Immediate Report regarding dismissal of economic administrative petition

Further to the Company's immediate report dated June 25, 2014 and to page 178 of the Company's Registration Statement (F-1) dated September 23, 2014, regarding an economic administrative petition filed with the District Court of Tel Aviv-Jaffa (Economic Department) by C.F.A. Drilling Ltd. (the "Petitioner") against the Israeli Securities Authority ("ISA") and the Company requesting to instruct the Company to publish on the reports site (MAGNA) a full copy of the arbitration award given on May 19, 2014 in the arbitration between the State of Israel and the Company's subsidiary Dead Sea Works Ltd., the Company hereby wishes to report that on December 31, 2014 the Court dismissed the petition and issued a ruling of legal expenses in favor of the ISA and the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: January 5, 2015